UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Tikcro Technologies Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8790M 11 2

(CUSIP Number)

Aviv Boim
c/o Tikcro Technologies Ltd.
7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel
+972-8-996-9800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be  "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject  to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No. M8790M 11 2

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aviv Boim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,665,954*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,665,954*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,665,954*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON IN

* Includes options to purchase 2,290,667 ordinary shares at a price of $1.01 per share, which have fully vested as of December 25, 2018.

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EXPLANATORY NOTE

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D originally filed on April 22, 2016 relating to the ordinary shares, no par value (“Ordinary Shares”), of Tikcro Technologies Ltd., an Israeli company (the “Issuer”).

Item 5.    Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

The following information is given as of April 30, 2019 and is based on 9,878,861 Ordinary Shares (plus 2,290,667 Ordinary Shares issuable pursuant to options held by the Reporting Person) outstanding, as reported by the Issuer:

(a)          Amount beneficially owned: 3,665,954 Ordinary Shares.

Percent of class:  30.1%

(b)          Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 3,665,954 Ordinary Shares

(ii) Shared power to vote or to direct the vote: 0 Ordinary Shares

(iii) Sole power to dispose or to direct the disposition of: 3,665,954 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of: 0 Ordinary Shares

The foregoing beneficial ownership amounts include options to purchase 2,290,667 Ordinary Shares at a price of $1.01 per share, which have fully vested as of December 25, 2018. The options expire on March 25, 2025.

(c)             Not applicable.

(d)           Not applicable.

(e)           Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2019

                                                  /s/ Aviv Boim
                                                  _____________________
                                                  Aviv Boim

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